

June 6, 2013

Via E-mail
Richard C. Tarapchak
Vice President and Controller
Navistar International Corporation
2701 Navistar Drive
Lisle, IL 60532

> **Re:** **Navistar International Corporation**
> **Form 10-K for the Fiscal Year Ended October 31, 2012**
> **Filed December 19, 2012**
> **File No. 1-09618**

Dear Mr. Tarapchak:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We note from your website that you have business activities in the Middle East, Africa and the Caribbean. Syria, Sudan and Cuba, countries located in those regions, are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your 10-K does not include disclosure regarding those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria, Sudan or Cuba, whether through subsidiaries, affiliates, distributors, resellers, joint venture partners or other direct or indirect arrangements. For instance, we note that an article discussing your agreement with joint venture partner Anhui Jianghuai Automobile ("JAC") reports that JAC's president stated that the alliance would target export markets outside China, with JAC already selling its light trucks in countries including Syria. In addition, JAC Motor's website states that it

conducts business in Sudan. We also note that joint venture partner Mahindra & Mahindra's website states that it conducts business with Syria and Sudan, and that its subsidiary Ssangyong Motor's website lists a distributor in Cuba. Finally, we note recent news articles reporting that you supply engines to Daewoo Bus. That company's website lists Syria and Sudan among the locations in which it has business.

Your response should describe any products, components, or technologies you have provided to or received from Syria, Sudan or Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

2. Please discuss the materiality of your contacts with Syria, Sudan and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

3. You disclose on page 17 of the Form 10-K that some of your products contain defense equipment and that you are subject to the International Traffic in Arms Regulations and the Foreign Military Sales program. Please tell us whether any the contacts with Syria, Sudan or Cuba you discuss in response to the comments above involve dual use products, components or technologies or are included on the Department of Commerce's Commerce Control List.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance